

Debbie Emery · 3rd

Co-Founder

Atlanta, Georgia, United States · Contact info

328 connections

Juvo

The University of Alabama

Experience

Co-Founder

Juvo · Full-time
Jan 2017 - Present · 5 yrs 2 mos
Atlanta, GA

Juvo is a Social Enterprise where hourly workers thrive. Unlike job platforms and staffing agencies, Juvo changes the way people find work while helping local economies flourish.

Development Manager, Leadership Events

National MS Society
Mar 2018 - Nov 2018 · 9 mos
Atlanta, GA

Responsible for recruiting, training and leading staff and volunteers to meet and exceed event campaign goals to fulfill the Society's mission of a world free of Multiple Sclerosis.

VP, Customer/Vendor Relations

HotSchedules - GoHire
Feb 2012 - Jun 2014 · 2 yrs 5 mos

Built strong, long lasting partnerships with our clients and vendors by providing the highest level of product knowledge and industry expertise.

VP, Implementaion and Training

Information Access Management
Mar 2002 - Feb 2012 · 10 yrs
Atlanta, GA

Provided talent analysis and staffing recommendations to small and mid-sized employers, government contractors and non-profits